AB 3/06/03

03014235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
8- 16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFS/Life Financial Distributors Inc
~~Sun Life of Canada (U.S.) Distributors, Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) Massachusetts (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116-5022 (Zip Code)

SEC MAIL PROCESSING RECEIVED
MAR 0 3 2003
WASH. D.C. 165 SECTION

PROCESSED
MAR 2 7 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life of Canada (U.S.) Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD DOYLE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 12, 2007

Jane F. Jette
Signature

Accounting Director
Sun Life Assurance Company of Canada (U.S.)
Title

Richard Doyle
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sun Life of Canada (U.S.) Distributors, Inc. (A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

Independent Auditors' Report and Supplemental Report on Internal Control

Consolidated Financial Statements

Supplemental Schedule

Year Ended December 31, 2002

Filed Pursuant to Rule 17a-5 (e)(3) as a Public Document

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life of Canada (U.S.) Distributors, Inc.
Wellesley, Massachusetts

We have audited the following consolidated financial statements of Sun Life of Canada (U.S.) Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Consolidated Statement of Financial Condition	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Stockholder's Equity	5
Consolidated Statement of Cash Flows	6

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial condition of the Company as of December 31, 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company are the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934 of Sun Life of Canada (U.S.) Distributors, Inc. at December 31, 2002 is presented on page 10 for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934.

This schedule is the responsibility of Sun Life of Canada (U.S.) Distributors, Inc.'s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2003

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 7,191,761
Short-term securities	6,992,291
Amount due from parent and affiliated companies	1,296,928
Accrued investment income	2,966
Receivable from affiliate for income taxes paid	698,109
Deferred income taxes	33,087
Accounts receivable	34,790
Prepaid expenses	207,500
Office furniture and equipment, net of accumulated depreciation of $49,454	59,646
TOTAL ASSETS	$16,517,078

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Amount due to parent and affiliated companies	2,738,397
Accounts payable and accrued expenses	2,834,403
Accrued taxes	34,841
Total liabilities	5,607,641
STOCKHOLDER'S EQUITY:	
Common stock, par value $100; authorized, 5,000 shares; issued and outstanding, 4,000 shares	400,000
Additional paid-in capital	50,493,862
Accumulated deficit	(39,984,425)
Total stockholder's equity	10,909,437
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$16,517,078

See notes to consolidated financial statements.

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Distribution fees	$30,053,077
Investment income	267,301
Total revenue	$30,320,378
EXPENSES:	
Commissions	13,671,590
Salary and related employee expenses	11,702,832
Printing expenses	2,448,643
Other operating expenses	10,814,332
Total expenses	$38,637,397
LOSS BEFORE INCOME TAX BENEFIT	$(8,317,019)
INCOME TAX BENEFIT	3,411,401
NET LOSS	$(4,905,618)

See notes to consolidated financial statements.

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2002	4,000	$ 400,000	$ 44,493,862	$ (35,078,807)	$ 9,815,055
Capital Contribution	-	-	6,000,000	-	6,000,000
Net loss	-	-	-	(4,905,618)	(4,905,618)
BALANCE AT DECEMBER 31, 2002	4,000	$ 400,000	$ 50,493,862	$ (39,984,425)	$ 10,909,437

See notes to consolidated financial statements.

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,905,618)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	25,776
Changes in assets and liabilities:	
Increase in accounts receivable	(34,790)
Increase in receivable from parent and affiliated companies	(604,346)
Decrease in deferred income taxes	26,251
Increase in accrued investment income	(2,898)
Decrease in receivables from affiliates for income tax paid	728,707
Decrease in accounts payable and accrued expenses	(658,018)
Increase in prepaid expenses	(207,500)
Increase in amount due to parent and affiliated companies	2,227,738
Increase in accrued taxes	12,941
Net cash used in operating activities	(3,391,757)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net proceeds from maturities of short-term securities	2,976,533
Purchase of equipment	(8,046)
Net cash provided by investing activities	2,968,487
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution	6,000,000
Net cash provided by financing activities	6,000,000
INCREASE IN CASH AND CASH EQUIVALENTS	5,576,730
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,615,031
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,191,761
INCOME TAXES REFUNDED	$ 4,193,055

See notes to consolidated financial statements.

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Effective December 18, 2002, Sun Life of Canada (U.S.) Distributors, Inc. (the "Company") became a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. ("SLF Holdings"). The Company is a National Association of Securities Dealers ("NASD") registered broker-dealer. Prior to December 18, 2002, the Company was a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"), an affiliate. The Company sells variable annuity products for the US Insurance Subsidiaries of Sun Life of Canada (U.S.) Holdings, Inc. including the following affiliates (collectively referred to as "Sun Life"): Sun Life (U.S.), Sun Life Insurance and Annuity Company of New York, Keyport Life Insurance Company ("Keyport Life"). The consolidated financial statements include the accounts of Sun Life of Canada (U.S.) Distributors, Inc. and its wholly owned subsidiary, Sunesco Insurance Agency, Inc.

Please refer to Note 7 for subsequent event.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Sun Life of Canada (U.S.) Distributors, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments – The Company classifies investments with original maturities of over three months and less than one year as short term and securities with original maturities of over one year as long term. Short-term securities are reported at amortized cost, which approximates market value.

Office Furniture and Equipment – Office furniture and equipment is carried at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally from three to seven years. Depreciation expense for the year ended December 31, 2002 was $25,776.

Accounting Estimates – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed. These amounts and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Distribution Fees – Variable annuity and variable insurance products are typically sold through a network of independent broker-dealers. Base commissions to the independent broker-dealers are paid directly by Sun Life and are not included in the Company's consolidated statement of operations. Commissions paid to independent broker-dealers who receive commission overrides are recorded in the commissions account in the consolidated statement of operations. These commissions varied up to a maximum of 1.5% of sales during the year ended December 31, 2002. All distribution fees and commissions are recorded on a trade date basis. The fee rates are determined by agreements with Sun Life and can be altered at the discretion of Sun Life. During 2002, the Company entered into a Wholesale Distribution Agreement with Keyport Life. This agreement was approved by the State of Rhode Island in June of 2002 and is effective retroactive to November 1, 2001. In 2002, the Company recorded distribution fees of $1.9 million on sales relating to 2001.

3. EXPENSES ALLOCATED FROM AFFILIATES

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company. The Company's operations consist of activities performed for Sun Life and may not be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

The Company shares office facilities and personnel with Sun Life (U.S.). The related costs of such arrangements, including costs associated with a noncontributory defined benefit pension plan and a post-retirement benefit plan sponsored by Sun Life (U.S.), have been allocated among the various subsidiaries. For the year ended December 31, 2002, the net expense charged to the Company for retirement benefits and operating expenses was $623,439 and $3,158,523, respectively.

4. INCOME TAXES

The Company files its federal and state income tax returns on a consolidated basis with its parent. Accordingly, the income tax liability or benefit is allowed to the Company in a manner which is representative of how the Company would compute its provision as a separate entity.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2002 were as follows:

Current benefit:	
Federal	$ 2,632,851
State	778,550
Total benefit	$ 3,411,401

4. **INCOME TAXES (CONTINUED)**

The total income tax benefit for the year ended December 31, 2002 differed from the federal rate due to state and local taxes.

Deferred taxes arise due to differences in book and tax basis of investments and depreciation. At December 31, 2002, the deferred tax asset was $33,087. No valuation allowance is considered necessary at December 31, 2002.

5. **NET CAPITAL REQUIREMENTS**

As a broker-dealer, Sun Life of Canada (U.S.) Distributors, Inc. is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires Sun Life of Canada (U.S.) Distributors, Inc. to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. Sun Life of Canada (U.S.) Distributors, Inc.'s net capital, as computed pursuant to Rule 15c3-1, at December 31, 2002 was $8,465,884, which was greater than the required net capital of $373,843 by $8,092,041. The ratio of aggregate indebtedness to net capital was .66 to 1 at December 31, 2002.

6. **EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3**

Sun Life of Canada (U.S.) Distributors, Inc. is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k) (1) thereof since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. Sun Life of Canada (U.S.) Distributors, Inc. does not otherwise hold funds or securities for, or owe money or securities to, customers.

7. **SUBSEQUENT EVENT**

On January 13, 2003, Massachusetts Financial Services Company ("MFS"), an affiliate, purchased 2000 shares of common stock constituting 50% of the issued and outstanding capital stock of the Company from SLF Holdings. As of the date of this sale the Company changed its name to MFS/Sun Life Financial Distributors, Inc. ("MFS/SLFD").

* * * * * *

SUN LIFE OF CANADA (U.S.) DISTRIBUTORS, INC
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002, UNCONSOLIDATED

CAPITAL – Stockholder's equity	$ 10,909,437
DEDUCTIONS – Nonallowable assets:	
Investment in subsidiary	50,000
Accrued investment income	2,966
Amount due from parent and affiliated companies	1,296,928
Receivable from affiliate for income taxes paid	698,109
Deferred income taxes	33,087
Accounts receivable	34,790
Prepaid expenses	207,500
Office furniture and equipment at cost	59,646
Total deductions	2,383,026
Net capital before haircuts on securities positions	$ 8,526,411
Haircuts on securities positions	60,527
NET CAPITAL	$ 8,465,884
TOTAL AGGREGATE INDEBTEDNESS	$ 5,607,641
MINIMUM NET CAPITAL REQUIREMENT OF BROKER-DEALER (the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)	$ 373,843
EXCESS NET CAPITAL	$ 8,092,041
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.66 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 8,696,581
Audit Adjustments	(230,697)
NET CAPITAL PER ABOVE	$ 8,465,884

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

February 14, 2003

To the Board of Directors and Stockholder of
Sun Life of Canada (U.S.) Distributors, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the consolidated financial statements of Sun Life of Canada (U.S.) Distributors, Inc. (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered the internal controls of Sun Life of Canada (U.S.) Distributors, Inc. ("the Company"), including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP